Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES NEW STRATEGIC PARTNERSHIP

 Partnership to focus on cross selling software offerings

 Toronto, Ontario – July 26, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, has announced a strategic partnership with Manuweb Software Systems, Inc. (CNSX:AIV) to cross sell its asset management and social commerce solutions.

 “I am extremely excited that our previously announced partnership strategy has yielded such quick results,” said Amit Monga, CEO Northcore Technologies.  “Manuweb and Northcore have highly complementary product sets and an impressive collection of customers.  Northcore now has the opportunity to bring its robust suite of social commerce and asset management tools to a new, pre-qualified customer base.  In addition, existing Northcore clients can take advantage of Manuweb’s offerings in the document management and compliance space.”

“Northcore has a toolset that presents an excellent fit with our enterprise platform,” said Van Potter, CEO of Manuweb Software Inc. “We strongly believe that there are significant opportunities for both companies to cross sell our respective solutions to each other's customer base.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.  Northcore’s intellectual property portfolio includes patents in the online Dutch Auction domain.

Additional information about Northcore can be obtained at www.northcore.com.

Northcore Announces Strategic Partnership

About Manuweb Software Systems, Inc.

Manuweb Software Systems, Inc. is a Vancouver Canada based provider of software solutions.
Manuweb currently owns a 10 percent minority interest in Advantive Information Management a Phoenix Arizona based company that provides IT services and solutions to select vertical markets. AIM’s flagship product, R2 Software, delivers dynamic infrastructure management solutions for work centers and operations on the manufacturing shop floor. AIM’s products and services limit production downtime by continuously securing critical data and optimizing recovery.

On July 22, 2011, Manuweb Software Systems, Inc. (CNSX:AIV) announced its intent to acquire the remaining 90 percent of Advantive Information Management, Inc. and 100% of VisualVault Technologies, Inc.  VisualVault Technologies Inc. is a Vancouver British Columbia corporation that operates owns and operates the VisualVault™ brand of software as a service (SaaS) and platform as service (PaaS) document management and compliance solutions. VisualVault provides unique services for document management and compliance across a broad range of vertical markets.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com